SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 6, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Qimonda AG dated February 5, 2008 announcing a proposed convertible bond offering by Qimonda Finance LLC.

News Release - Presseinformation
Qimonda announces proposed convertible bonds offering
Munich, February 5, 2008 — Qimonda Finance LLC, a wholly owned subsidiary of Qimonda AG, announced today its intention to offer, subject to market conditions and other factors, Senior Unsecured Convertible Bonds due 2013 (the “Bonds”) convertible into up to 25 million American Depositary Shares (ADS) of Qimonda AG. Qimonda also intends to grant the underwriters an option to purchase Bonds convertible into up to 3.75 million additional ADS to cover over-allotments, if any. The conversion premium will be 30% or 35% above the reference shares price, which will be based on the volume weighted average price per Qimonda ADS between the launch date and the pricing date of the Bonds. The Bonds will be issued at 100% of the principal amount and will pay interest semi-annually. The coupon will range from 5.00 — 6.00% per annum and will be determined during a bookbuilding process, subject to potential adjustments to the coupon if the reference share price of the Bonds differs from the placement price of the concurrent equity placement described below. The offering will take the form of a public offering in the United States and institutional private placements elsewhere. Application will be made for the Bonds to be listed on the Open Market of the Frankfurt Stock Exchange. The shares into which the Bonds will be convertible are listed on the New York Stock Exchange and trade under the symbol “QI”.
Concurrently with this transaction, Infineon Technologies AG, Qimonda’s majority shareholder, intends to enter into a share lending agreement with an affiliate of Credit Suisse Securities (USA) LLC, pursuant to which Infineon will lend Qimonda ADSs to such affiliate. Under the share lending agreement, the share borrower will offer and sell the borrowed ADSs in a registered public offering and will use the short position resulting from the sale of such ADSs to facilitate the establishment of hedge positions by investors in the Bonds to be offered. Such affiliate of Credit Suisse will receive all of the proceeds from the sale of the borrowed ADSs; Qimonda will not receive any of the proceeds from such sales.
Qimonda intends to use the proceeds of the convertible bond issuance for general corporate purposes.
Citi, Credit Suisse and Deutsche Bank Securities are acting as joint bookrunners for the offering.
When available, copies of the prospectus can be obtained from Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn NY 11220 (Tel: +1-877-858-5407), Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010 (Tel: +1-800-221-1037) or Deutsche Bank Securities Prospectus Department, 100 Plaza One, Second Floor, Jersey City, NJ 07311 (Tel: +1-800-503-4611). It may be also accessed through our website at www.qimonda.com or directly through the U.S. Securities and Exchange Commission at www.sec.gov.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in its 2007 financial year and has approximately 13,500 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates six major

R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.
Disclaimer:
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.
Certain statements in this press information, and other written or oral statements made by or on behalf of Qimonda AG, are “forward-looking statements“ within the meaning of the U.S. federal securities laws. All statements, other than statements of historical facts, including statements regarding Qimonda’s future results of operations and financial position, Qimonda’s business strategy and plans, and Qimonda’s objectives for future operations, are forward-looking statements within the meaning of these laws. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “thinks”, “estimates”, “seeks”, “predicts”, “potential”, and similar expressions. Although Qimonda believes that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include those listed under “Risk Factors“ and elsewhere in the prospectus filed with the U.S. Securities and Exchange Commission on September 10, 2007, including those documents incorporated therein by reference, as part of the registration statement on Form F-3 and the prospectus supplement, subject to completion, dated February 5, 2008, as filed with the SEC. Those factors, among others, could cause Qimonda’s actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. As you read and consider the prospectus, you should carefully understand that the forward-looking statements are not guarantees of performance or results. These factors expressly qualify all subsequent oral and written forward-looking statements attributable to Qimonda or persons acting on Qimonda’s behalf. New risks and uncertainties arise from time to time, and Qimonda cannot predict those events or how they may affect us. Except for any ongoing obligations to disclose material information as required by the federal securities laws, Qimonda does not have any intention or obligation to update forward-looking-statements after the date of this presentation.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this press release to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: February 6, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board